RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

ABNORMAL-LOAD MILLS START LONG JOURNEY TO RANDGOLD RESOURCES' NEW LOULO MINE IN
MALI

JOHANNESBURG, 13 JANUARY 2005 (LSE:RRS)(NASDAQ:GOLD) - The two ball mills destined for Randgold Resources' new gold mine at Loulo in Mali left today in a demanding logistical exercise. The mills were fabricated to a Krupp Polysius design at the Vecor Duncanville Works of Dorbyl Heavy Engineering at
Vanderbijlpark near Johannesburg.

In the first stage of the process, the mill shells, ends and feed chutes will be taken by road to Richards Bay from where they will be shipped on a chartered vessel to the port of Dakar in Senegal. From Senegal they will be transported some 1 000 kilometres across country by road to the site where the Loulo mine is being built at present.

Each of the mill shells is being transported in a single piece measuring 5.5 metres in diameter and 8.0 metres in length, and weighing some 103 tonnes.

The Loulo mine is being developed at a cost of US$85 million, of which Randgold
Resources has spent some R200 million in South Africa to date. Work on the mine, which is due to go into production in the middle of 2005, is currently on schedule.

Randgold Resources has been active in Mali for nearly ten years and has played a major part in the growth of the country's gold mining industry, currently ranked third in Africa. To date in excess of $300 million has been invested in the country.

John Steele, Randgold Resources' general manager: capital projects, said from
Mali today that it was the company's policy to source its materials from West and South Africa to the largest extent possible. This was supported by the sophisticated supply chain the company had developed in Africa.

General manager of the Loulo mine Amadou Konta noted that aside from the substantial wealth directly created for Mali through gold mining, the country's economy was also benefiting greatly from such knock-on benefits as infrastructure development, job creation, the growth of feeder industries and investment in sustainable development within the local communities by the major mining companies.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 779 771 9660
Investor & Media Relations - Kathy du Plessis +27 11 728 4701, Cell: +27 (0) 83
266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the Securities
Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The United
States Securities Exchange Commission (the `SEC') permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC.
Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves'
for the purposes of the SEC's industry guide number 7.